SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Silicom Ltd. (the “Registrant”) held an Extraordinary General Meeting of Shareholders on January 24, 2008 at 10:00 a.m. Israel time (adjourned from January 17, 2008) at the Registrant’s offices at 8 Hanagar Street, Kfar Sava 44000, Israel. Copies of the Notice of Extraordinary General Meeting, Proxy Statement (including Exhibits A and B thereto) and Proxy Card relating to the Meeting were filed on Form 6-K by the Registrant on December 13, 2007. The Registrant is announcing that the resolutions relating to: (i) the replacement of the Registrant’s Articles of Association; (ii) severance arrangements for the Registrant’s Active Chairman of the Board of Directors; (iii) severance arrangements for the Registrant’s President and Chief Executive Officer; (iv) option grants to the Registrant’s Active Chairman of the Board of Directors; (v) option grants to the Registrant’s President and Chief Executive Officer; and (vi) authorization of a new form of indemnification agreement for the Registrant’s officers and directors, were duly passed at the Meeting.

This report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form F-3, Registration Statement No. 333-143565. This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: January 24, 2008